Exhibit 99.1

UFC GYM and Alta Global Group Announce Partnership to Deliver Alta’s Products and Programs Across 150+ Global Gyms

Highlights

●	The World Leader in MMA Inspired Fitness: UFC GYM is the world leader and pioneer of MMA inspired fitness. Located in 37 countries, they extend the biggest combat sports brand in the world, the UFC®, by making elite MMA athletes’ training programs, equipment and protocols accessible to everyone, regardless of age or athletic ability.
●	Enterprise Partnership: This collaboration will see the integration of Alta’s products and programs across UFC GYM’s extensive network of over 150 global gyms, marking Alta’s first major enterprise partnership.
●	Global Expansion: This strategic alliance expands Alta’s reach, increasing its gym partnerships worldwide to over 650 gyms.
●	Program Rollout: Alta will roll out its highly acclaimed 20 week ‘Warrior Training Program’ and 10 week ‘Fit Fight’ program across the United States and internationally. In the initial phases, these programs will be introduced in locations across the US, the Middle East, the UK, Germany, Mexico, India and Central Asia.
●	Revenue Opportunities: The Alta Warrior Training Program, which averages 24 participants per program globally, enables gyms to run up to two programs annually. Participants pay up to $2000 for the 20-week experience.
●	Pathway from MMA fandom to participation: By incorporating the Alta Warrior Training Program into UFC GYM, millions of UFC and MMA fans will have the opportunity to train like their heroes. This curated 20 week regimen culminates in an exhilarating, fully sanctioned amateur MMA bout, an unparalleled ‘bucket list’ experience.
●	Mobile Marketing Platform: UFC GYM will utilize Alta’s all-in-one mobile marketing platform, Hype, to enhance customer acquisition and retention across its network of over 150 gyms.
●	Extensive opportunities for growth: Currently, UFC GYM boasts over 150 locations in 37 countries worldwide, including 80 in the United States, with hundreds of additional gyms in development.

New York, NY / Accesswire / September 10, 2024 – Alta Global Group (NYSE American: MMA) (“Alta” or the “Company”), a pioneering technology company dedicated to transforming the landscape of martial arts and combat sports training, proudly announces its partnership with UFC Gym Group, marking Alta’s first major enterprise partnership. This collaboration integrates Alta’s innovative products across UFC Gym’s extensive network of over 150 global gyms.

Nick Langton, Founder and CEO of Alta Global Group, remarked, “This partnership with UFC Gym is a monumental step for Alta. UFC Gym’s extensive network provides the perfect platform to expand our reach and deliver our cutting-edge training programs to a global audience. We are incredibly excited about the potential to engage millions of UFC and MMA fans and convert their passion for the sport into active participation.”

“We are thrilled to partner with Alta Global Group to bring their innovative training programs to UFC Gyms worldwide,” said Adam Sedlack, CEO of UFC Gym. “This collaboration not only enhances our members’ experience but also embodies our commitment to delivering a unique and cutting-edge fitness experience. By rolling out the Alta Warrior Training Program across our network of gyms, we are providing an unparalleled opportunity for our members to train like UFC athletes. This partnership allows us to combine the world’s best in MMA and fitness, introducing a fresh and innovative way to train and get fit, and ultimately expanding our reach and impact globally.”

Donnie Oliver, Vice President of International Franchise UFC Gym spoke of the global opportunities around the program, “Expanding the Alta Warrior Training Program to UFC Gyms in the Middle East, India, Central Asia, UK, Germany, and Mexico represents an exciting step forward in our mission to bring world-class training to a global audience. By incorporating Alta’s innovative programs, we are not only enhancing the experience for our members but also tapping into new markets with immense potential for growth. This partnership underscores our commitment to providing the best fitness & MMA solutions and expanding our influence in key international regions.”

ABOUT UFC GYM®

UFC GYM® is the first major brand extension of UFC®, the world’s premier MMA organization, created in alliance with New Evolution Ventures™ (NeV), developers of many of the world’s most successful fitness brands. As the first to unite the benefits of MMA with fitness, the brand is not what you expect, and more than you can imagine. UFC GYM’s TRAIN DIFFERENT® approach provides members with the ultimate fitness experience and programming that secures results for all ages and training levels. With over 150 locations opened and 700 additional locations currently in development globally, UFC GYM has revolutionized the fitness industry and positively impacted countless lives worldwide. UFC GYM offers the opportunity to own and operate a franchise domestically and internationally. For more information, please visit www.ufcgym.com.

Follow UFC GYM through the below platforms:

●	FACEBOOK - Facebook.com/UFCGYM
●	YOUTUBE - Youtube.com/UFCGYM
●	INSTAGRAM, TIKTOK & X - @UFCGYM

ABOUT UFC®

UFC® is the world’s premier mixed martial arts organization (MMA), with more than 688 million fans and 198 million social media followers. The organization produces more than 40 live events annually in some of the most prestigious arenas around the world, while broadcasting to nearly 900 million TV households across more than 170 countries. UFC’s athlete roster features the world’s best MMA athletes representing more than 75 countries. The organization’s digital offerings include UFC FIGHT PASS®, one of the world’s leading streaming services for combat sports. UFC is owned by global entertainment, sports and content company Endeavor, and is headquartered in Las Vegas, Nevada. For more information, visit UFC.com and follow UFC at Facebook.com/UFC, X, Snapchat, Instagram and TikTok: @UFC.

ABOUT ALTA GLOBAL GROUP LIMITED

Alta Global Group Limited is a technology company that is seeking to increase consumer participation in martial arts and combat sports whilst building upon existing community offerings within the sector. Alta currently has three business units designed to provide services to and monetize all key stakeholders in the sector, namely fans, participants, coaches, gym owners and athletes.

●	TrainAlta (www.trainalta.com) partners with gyms and coaches to deliver a range of consumer products that drive participation in martial arts for fans and beginners.
●	Hype (www.hype.co) is a mobile marketing platform designed to help gym owners, coaches and athlete partners grow revenue from their followers and audiences in today’s age of social media.
●	MixedMartialArts.com (www.mixedmartialarts.com) is a leading platform for the MMA community, providing access to MMA news and media, fighter data, fight schedules and access to the legendary Underground forum.

For further information about Alta Global Group Limited (NYSE American: MMA), please visit www.altaglobalgroup.com.

Follow us on social media via Facebook, X, Instagram, or LinkedIn @trainalta.

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this press release that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. Any references to active gyms or partner gyms refer to a gym profile that has been claimed or created and has accepted the terms and conditions and/or a previous license agreement to run the Warrior Training Program. Any references to estimated or targeted revenue per active gym do not guarantee that the gym will generate the specified revenue or any revenue at all. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section contained in our Registration Statement on Form F-1 as filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Registration Statement to better understand the risks and uncertainties inherent in our business and industry, and underlying any forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts:

Peter Jarmain – peter@trainalta.com

Veronic Stranc - Veronica@UFCGYM.com

Brian Smith –bsmith@ufc.com